UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bowlero Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

10258P102

(CUSIP Number)

c/o Atairos Management L.P.

620 Fifth Avenue

New York, New York 10020

Attention: David L. Caplan

(646) 690-5520

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: William J. Chudd

(212) 450-4089

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10258P102

1.	NAME OF REPORTING PERSONS
A-B PARENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
76,883,402 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
76,883,402 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,883,402 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.0%(2)
14.	TYPE OF REPORTING PERSON
OO

(1) Represents the sum of (i) 68,334,022 shares of Class A common stock (the “Class A Common Stock”) held by A-B Parent LLC (“A-B Parent”) and (ii) 8,549,380 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A convertible preferred stock (the “Series A Preferred Stock”) held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on December 15, 2021, as amended (the “Preferred COD”).

(2) Percentage calculated on the basis of (i) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC") on February 15, 2023 (the “Form 10-Q”) and (ii) 8,549,380 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted.

CUSIP No. 10258P102

1.	Names of Reporting Persons ATAIROS GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 76,883,402 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 76,883,402 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,883,402 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents the sum of (i) 68,334,022 shares of Class A Common Stock held by A-B Parent and (ii) 8,549,380 shares of Class A Common Stock issuable upon conversion of 105,000 shares of Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Form 10-Q and (ii) 8,549,380 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted.

CUSIP No. 10258P102

1.	Names of Reporting Persons ATAIROS PARTNERS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 76,883,402 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 76,883,402 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,883,402 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.0%(2)
14.	TYPE OF REPORTING PERSON PN

(1) Represents the sum of (i) 68,334,022 shares of Class A Common Stock held by A-B Parent and (ii) 8,549,380 shares of Class A Common Stock issuable upon conversion of 105,000 shares of Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Form 10-Q and (ii) 8,549,380 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted.

CUSIP No. 10258P102

1.	Names of Reporting Persons ATAIROS PARTNERS GP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 76,883,402 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 76,883,402 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,883,402 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents the sum of (i) 68,334,022 shares of Class A Common Stock held by A-B Parent and (ii) 8,549,380 shares of Class A Common Stock issuable upon conversion of 105,000 shares of Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Form 10-Q and (ii) 8,549,380 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted.

CUSIP No. 10258P102

1.	Names of Reporting Persons ATAIROS MANAGEMENT, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 58,536 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 58,536 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,536 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%(2)
14.	TYPE OF REPORTING PERSON PN

(1) Represents 42,000 shares of Class A Common Stock and 16,536 restricted stock units (“RSUs”) acquired from award of Issuer’s RSUs for non-employee directors pursuant to the Issuer’s director compensation policy held by Atairos Management, L.P. (“AM”). Each RSU represents a contingent right to receive one share of Class A Common Stock and will vest on the earlier of (i) December 14, 2023 and (ii) the Issuer’s first regular annual meeting following December 14, 2022.

(2) Percentage calculated on the basis of (i) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Form 10-Q and (ii) 16,536 RSUs that represent a contingent right to receive one share of Class A Common Stock held by AM.

CUSIP No. 10258P102

1.	Names of Reporting Persons MICHAEL J. ANGELAKIS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 76,941,938 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,941,938 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.0%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents the sum of (i) 68,334,022 shares of Class A Common Stock held by A-B Parent, (ii) 8,549,380 shares of Class A Common Stock issuable upon conversion of 105,000 shares of Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD and (iii) 42,000 shares of Class A Common Stock and 16,536 RSUs acquired from award of Issuer’s RSUs for non-employee directors pursuant to the Issuer’s director compensation policy held by AM. Each RSU represents a contingent right to receive one share of Class A Common Stock and will vest on the earlier of (i) December 14, 2023 and (ii) the Issuer’s first regular annual meeting following December 14, 2022.

(2) Percentage calculated on the basis of (i) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Form 10-Q, (ii) 8,549,380 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted and (iii) 16,536 RSUs that represent a contingent right to receive one share of Class A Common Stock held by AM.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2021 (the “Original Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Bowlero Corp., a Delaware corporation (the “Issuer” or the “Company”), which are beneficially owned by A-B Parent LLC, a Delaware limited liability company, Atairos Group, Inc. a Cayman Islands exempted company, Atairos Partners, L.P., a Cayman Islands exempted limited partnership, Atairos Partners GP, Inc., a Cayman Islands exempted company, Atairos Management, L.P., a Delaware limited partnership and Michael J. Angelakis, a United States citizen (collectively, the “Reporting Persons” and each a “Reporting Person”). Except as otherwise specified in this Amendment No. 1, all Items of the Original Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly and on behalf of the following persons (collectively, the “Reporting Persons” and each a “Reporting Person”):

•	A-B Parent LLC, a Delaware limited liability company (“A-B Parent”);

•	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos Inc.”);

•	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);

•	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”);

•	Atairos Management, L.P., a Delaware limited partnership (“AM” and together with A-B Parent, Atairos Inc., AP and APGP, the “Atairos Entities”); and

•	Michael J. Angelakis, a United States citizen.

(b) The business address of each of the Reporting Persons is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010, with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

(c) Atairos Inc. is the sole member of A-B Parent. AP is the sole voting shareholder of Atairos Inc. APGP is the general partner of AP. Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. AM provides management and investment advice to Atairos Inc. Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos Inc., an independent private company focused on supporting growth-oriented businesses across a wide range of industries. The board of directors of Atairos Inc. and APGP consists of Michael J. Angelakis, Melissa Bethell, David L. Caplan, Alexander D. Evans, and Clare McGrory, each of whom is also an executive officer of Atairos Inc. and APGP. Michael J. Angelakis is the Chairman and Chief Executive Officer of AM, and indirectly controls AM. Michael J. Angelakis also serves as a representative of the Atairos Entities on the board of directors of the Issuer. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Statement.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. David L. Caplan, Alexander D. Evans, and Clare McGrory are each citizens of the United States. Melissa Bethell is a citizen of the United States and England.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are the beneficial owners of an aggregate of 76,941,938 of Class A Common Stock. Of the aggregate number of shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons, 71,975,168 were issued to A-B Parent following the completion of the business combination (the “Business Combination”) on December 15, 2021 (the “Closing Date” and the “Closing”) as contemplated by that certain Business Combination Agreement, dated as of July 1, 2021 and amended on November 1, 2021 (the “Business Combination Agreement”), by and between Bowlero Corp., a Delaware corporation (“Old Bowlero”) and the Issuer. In connection with the closing of the Business Combination, the Issuer changed its name from Isos Acquisition Corporation to Bowlero Corp.

In connection with the Business Combination, the holders of shares of capital stock of Old Bowlero have the contingent right to receive up to an additional 20.75 million shares (the “Earnout Shares”) of the Issuer’s Class A Common Stock in the aggregate, payable in two equal tranches of 10.375 million shares if the closing price of the Class A Common Stock exceeds $15.00 (the “$15.00 Milestone”) and $17.50 per share, respectively, for any 10 trading days within any 20 trading day period commencing on or after the Closing Date and ending no later than the five-year anniversary of the Closing Date. The Reporting Persons have the contingent right to receive up to 9,816,468 Earnout Shares in the aggregate. On March 2, 2023, the $15.00 Milestone was achieved and A-B Parent was entitled to receive 4,908,234 shares of Class A Common Stock as additional consideration for the Business Combination and without the need for additional consideration from the Reporting Persons.

The disclosures under Item 6 and Item 5(c) are incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Class A Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination or as RSU awards under the Issuer’s director compensation policy.

Except as otherwise set forth in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information relating to the beneficial ownership of Class A Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners in the aggregate of 76,941,938 shares of Class A Common Stock, which represents the sum of (i) 68,334,022 shares of Class A Common Stock held by A-B Parent, (ii) 8,549,380 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD and (iii) 42,000 shares of Class A Common Stock and 16,536 RSUs acquired from award of Issuer’s RSUs for non-employee directors pursuant to the Issuer’s director compensation policy held by AM. Such number of shares of Class A Common Stock represents 65.0% of the shares of Class A Common Stock outstanding based on (x) 109,725,694 shares of Class A Common Stock issued and outstanding as of February 8, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 15, 2023, (y) 8,549,380 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted and (z) 16,536 RSUs that represent a contingent right to receive one share of Class A Common Stock held by AM.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), A-B Parent and Atairos Inc., may be deemed to have beneficial ownership of the shares of Class A Common Stock owned by Cobalt Recreation LLC and Thomas F. Shannon[1]. The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties. Only the shares of Class A Common Stock beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other parties to the Stockholders Agreement, see Item 6.

Each Reporting Person has shared voting power and shared dispositive power of the shares of Class A Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)	Except as set forth below and elsewhere in this Schedule 13D, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Class A Common Stock in the 60 days preceding the date hereof.

(d)	To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement by and among A-B Parent LLC, Atairos Group, Inc., Atairos Partners, L.P., Atairos Partners GP, Inc., Atairos Management, L.P. and Michael J. Angelakis, dated March 8, 2023.

1 Please refer to the separate Schedule 13Ds (and any amendments thereto) that have been or may be filed by (i) Thomas F. Shannon and (ii) Cobalt Recreation LLC with respect to their beneficial ownership of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023

A-B PARENT LLC

By:	ATAIROS GROUP, INC., its Sole Member

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS MANAGEMENT, L.P.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

MICHAEL J. ANGELAKIS

/s/ Michael J. Angelakis
Name:	Michael J. Angelakis